UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zoom Video Communications, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

98980L101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 98980L101	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Chau Hoi Shuen Solina Holly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 9,510,994 (1)(2)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 9,510,994 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,510,994 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.85% (2)(3)(4)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 9,406,815 shares of Class B common stock of the Issuer owned directly by Puccini World Limited (“Puccini”), and (ii) 104,179 shares of Class A common stock of the Issuer owned directly by Oscar Time Limited (“Oscar”).

(2)

Each share of Class A common stock is entitled to one (1) vote, and each share of Class B common stock is entitled to ten (10) votes. Each share of Class B common stock is convertible, at any time at the option of the holder, into one (1) share of Class A common Stock. In addition, each share of Class B common stock will be automatically converted into one (1) share of Class A common stock upon any transfer, whether or not for value, except for certain transfers to entities to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the transferred shares, and certain other permitted transfers described in the Issuer’s amended and restated certificate of incorporation in effect as of the date hereof. All shares of Class B Common Stock will be automatically converted into shares of Class A common stock upon the earliest to occur of the following: (i) the date that is six (6) months following the death or incapacity of Mr. Eric S. Yuan (“Mr. Yuan”), the President and Chief Executive Officer of the Issuer and the Chairman of the Issuer’s board of directors, (ii) the date that is six (6) months following the date that Mr. Yuan ceases providing services to the Issuer or his employment is terminated by the Issuer for cause, (iii) the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting separately as a class and (iv) the fifteen (15)-year anniversary of the closing of the Issuer’s initial public offering.

(3)

The percent of class was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019), and (ii) 9,406,815 Class B common stock of the Issuer owned directly by Puccini, as described in paragraph (1) above (with such shares treated as converted into 9,406,815 shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act).

(4)

Pursuant to Rule 13d-3 of the Act, the aggregate number of shares of Class B common stock beneficially owned by the reporting person is treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B common stock because the Class B common stock is not a registered class of voting equity securities under the Act. The 9,406,815 shares of Class B common stock owned directly by Puccini represents 5.36% of the aggregate combined voting power of outstanding shares of the Class A Common Stock and the Class B Common Stock of the Issuer. The percent of voting power was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 164,607,288 shares of Class B common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

SCHEDULE 13G

CUSIP No. 98980L101	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Puccini World Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 9,406,815 (1)(2)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 9,406,815 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,406,815 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.76% (2)(3)(4)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 9,406,815 shares of Class B common stock of the Issuer owned directly by Puccini.
(2)

Each share of Class A common stock is entitled to one (1) vote, and each share of Class B common stock is entitled to ten (10) votes. Each share of Class B common stock is convertible, at any time at the option of the holder, into one (1) share of Class A common Stock. In addition, each share of Class B common stock will be automatically converted into one (1) share of Class A common stock upon any transfer, whether or not for value, except for certain transfers to entities to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the transferred shares, and certain other permitted transfers described in the Issuer’s amended and restated certificate of incorporation in effect as of the date hereof. All shares of Class B Common Stock will be automatically converted into shares of Class A common stock upon the earliest to occur of the following: (i) the date that is six (6) months following the death or incapacity of Mr. Yuan, the President and Chief Executive Officer of the Issuer and the Chairman of the Issuer’s board of directors, (ii) the date that is six (6) months following the date that Mr. Yuan ceases providing services to the Issuer or his employment is terminated by the Issuer for cause, (iii) the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting separately as a class and (iv) the fifteen (15)-year anniversary of the closing of the Issuer’s initial public offering.

(3)

The percent of class was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 9,406,815 Class B common stock of the Issuer owned directly by Puccini, as described in paragraph (1) above (with such shares treated as converted into 9,406,815 shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act).

(4)

Pursuant to Rule 13d-3 of the Act, the aggregate number of shares of Class B common stock beneficially owned by the reporting person is treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B common stock because the Class B common stock is not a registered class of voting equity securities under the Act. The 9,406,815 shares of Class B common stock owned directly by Puccini represents 5.35% of the aggregate combined voting power of the outstanding shares of the Class A Common Stock and the Class B Common Stock of the Issuer. The percent of voting power was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 164,607,288 shares of Class B common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

SCHEDULE 13G

CUSIP No. 98980L101	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Composers International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 104,179 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 104,179 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,179 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.09% (2)(3)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 104,179 shares of Class A common stock of the Issuer owned directly by Oscar.
(2)

The percent of class was calculated based on 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

(3)

The 104,179 shares of Class A common stock owned directly by Oscar represents 0.01% of the aggregate combined voting power of the outstanding shares of the Class A Common Stock and the Class B Common Stock of the Issuer. The percent of voting power was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 164,607,288 shares of Class B common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019). Each share of Class A common stock is entitled to one (1) vote, and each share of Class B common stock is entitled to ten (10) votes.

SCHEDULE 13G

CUSIP No. 98980L101	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Cranwood Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 104,179 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 104,179 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,179 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.09% (2)(3)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 104,179 shares of Class A common stock of the Issuer owned directly by Oscar.
(2)

The percent of class was calculated based on 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

(3)

The 104,179 shares of Class A common stock owned directly by Oscar represents 0.01% of the aggregate combined voting power of the outstanding shares of the Class A Common Stock and the Class B Common Stock of the Issuer. The percent of voting power was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 164,607,288 shares of Class B common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019). Each share of Class A common stock is entitled to one (1) vote, and each share of Class B common stock is entitled to ten (10) votes.

SCHEDULE 13G

CUSIP No. 98980L101	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS Oscar Time Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 104,179 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 104,179 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,179 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.09% (2)(3)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 104,179 shares of Class A common stock of the Issuer owned directly by Oscar.
(2)

The percent of class was calculated based on 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

(3)

The 104,179 shares of Class A common stock owned directly by Oscar represents 0.01% of the aggregate combined voting power of the outstanding shares of the Class A Common Stock and the Class B Common Stock of the Issuer. The percent of voting power was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 164,607,288 shares of Class B common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019). Each share of Class A common stock is entitled to one (1) vote, and each share of Class B common stock is entitled to ten (10) votes.

SCHEDULE 13G

CUSIP No. 98980L101	Page 7 of 10 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Zoom Video Communications, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

55 Almaden Boulevard, 6th Floor San Jose, California 95113

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Chau Hoi Shuen Solina Holly, a Hong Kong citizen;

(ii)  Puccini World Limited, a British Virgin Islands company;

(iii)  Composers International Limited, a British Virgin Islands company;

(iv) Cranwood Company Limited, a British Virgin Islands company; and

(v)   Oscar Time Limited, a British Virgin Islands company.

The address of the principal business office of Chau Hoi Shuen Solina Holly (“Ms. Chau”) is Suites PT. 2909 & 2910, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong. The address of the principal business office of each of the reporting persons other than Ms. Chau is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

	(d)	Title of Class of Securities:

Class A common stock, $0.001 par value per share

	(e)	CUSIP Number:

98980L101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

SCHEDULE 13G

CUSIP No. 98980L101	Page 8 of 10 Pages

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

(i)

Puccini directly owns 9,406,815 shares of Class B common stock, which, when such shares are treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act, represents approximately 7.76% of the outstanding shares of Class A common stock of the Issuer. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Act. The 9,406,815 shares of Class B common stock owned directly by Puccini represents 5.35% of the aggregate combined voting power of the outstanding shares of the Class A common stock and the Class B common stock of the Issuer.

(ii)

Oscar directly owns 104,179 shares of Class A common stock, which represents approximately 0.09% of the outstanding shares of Class A common stock of the Issuer. The 104,179 shares of Class A common stock owned directly by Oscar represents 0.01% of the aggregate combined voting power of the outstanding shares of the Class A common stock and the Class B common stock of the Issuer.

(iii)

Cranwood Company Limited (“Cranwood”) is the sole shareholder of Oscar, and as such, Cranwood may also be deemed to beneficially own 104,179 shares of Class A common stock, which represents approximately 0.09% of the outstanding shares of Class A common stock of the Issuer. The 104,179 shares of Class A common stock owned directly by Oscar represents 0.01% of the aggregate combined voting power of the outstanding shares of the Class A common stock and the Class B common stock of the Issuer.

(iv)

Composers International Limited (“Composers”) is the sole shareholder of Cranwood, which is the sole shareholder of Oscar, and as such, Composers may also be deemed to beneficially own 104,179 shares of Class A common stock, which represents approximately 0.09% of the outstanding shares of Class A common stock of the Issuer. The 104,179 shares of Class A common stock owned directly by Oscar represents 0.01% of the aggregate combined voting power of the outstanding shares of the Class A common stock and the Class B common stock of the Issuer.

(v)

Ms. Chau is the sole shareholder of Puccini, and as such, Ms. Chau may be also deemed to beneficially own 9,406,815 share of Class B common stock, which, when such shares are treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act, represents approximately 7.76% of the outstanding shares of Class A common stock of the Issuer. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Act. The 9,406,815 shares of Class B common stock owned directly by Puccini represents 5.35% of the aggregate combined voting power of the outstanding shares of the Class A common stock and the Class B common stock of the Issuer.

Ms. Chau is also the sole shareholder of Composers, which is the sole shareholder of Cranwood, which is the sole shareholder of Oscar, and as such, Ms. Chau may be deemed to beneficially own 104,179 shares of Class A common stock, which represents approximately 0.09% of the outstanding shares of Class A common stock. The 104,179 shares of Class A common stock owned directly by Oscar represents 0.01% of the aggregate combined voting power of the outstanding shares of the Class A common stock and the Class B common stock of the Issuer.

Collectively, Ms. Chau may be deemed to beneficially own 7.85% of the outstanding shares of Class A common stock of the Issuer (with the shares of Class B common stock beneficially owned by her treated as converted into shares of Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Act).

The percent of the class and voting power were calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019) and (ii) 164,607,288 shares of Class B common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019).

SCHEDULE 13G

CUSIP No. 98980L101	Page 9 of 10 Pages

(c)	Number of shares as to which such person has:

	Number of Shares of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Chau Hoi Shuen Solina Holly	-0-	9,510,994	-0-	9,510,994
Puccini World Limited	-0-	9,406,815	-0-	9,406,815
Composers International Limited	-0-	104,179	-0-	104,179
Cranwood Company Limited	-0-	104,179	-0-	104,179
Oscar Time Limited	-0-	104,179	-0-	104,179

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on (i) 111,794,527 shares of Class A common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 9, 2019), and (ii) 9,406,815 shares of Class B common stock of the Issuer owned directly by Puccini, as described above (assuming all such shares of Class B common stock were converted into 9,406,815 shares of Class A common stock of the Issuer as described in paragraph (2) above on December 31, 2019).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification .

Not applicable.

SCHEDULE 13G

CUSIP No. 98980L101	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

CHAU HOI SHUEN SOLINA HOLLY

By:	/s/ Chau Hoi Shuen Solina Holly
Name: Chau Hoi Shuen Solina Holly

PUCCINI WORLD LIMITED

By:	/s/ Chau Hoi Shuen Solina Holly
Name: Chau Hoi Shuen Solina Holly
Title: Director

COMPOSERS INTERNATIONAL LIMITED

By:	/s/ Chau Hoi Shuen Solina Holly
Name: Chau Hoi Shuen Solina Holly
Title: Director

CRANWOOD COMPANY LIMITED

By:	/s/ Chau Hoi Shuen Solina Holly
Name: Chau Hoi Shuen Solina Holly
Title: Director

OSCAR TIME LIMITED

By:	/s/ Chau Hoi Shuen Solina Holly
Name: Chau Hoi Shuen Solina Holly
Title: Director